Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollar amounts in millions except for ratio)

(excludes RE&C and AIS for all periods

except for interest, which includes RE&C and AIS)

	At December 31,
	1999	2000	2001		2002	2003
Income from continuing operations before taxes per statements of income	953	832	100		1,076	762

Add:
Fixed charges	859	876	807		726	684
Amortization of capitalized interest	2	2	2		2	2

Less:
Capitalized interest	2	2	1		0	0

Income as adjusted	1,812	1,708	908		1,804	1,448

Fixed charges:
Portion of rents representative of interest factor	117	95	92		150	147
Interest costs	740	779	714		576	537
Capitalized interest	2	2	1		0	0

Fixed charges	859	876	807		726	684

Equity security distributions	—	—	347	(1)	15	15

Combined fixed charges	859	876	1,154		741	699

Ratio of earnings to combined fixed charges	2.1	1.9	*		2.4	2.1

(1)	Earnings of $347 million were required to cover $7 million of equity security distributions because the Company’s effective tax rate for the year ended December 31, 2001 was 98.0 percent.

*	The ratio of earnings to combined fixed charges has not been presented for 2001 as the ratio is less than 1.0. In order to achieve a ratio of 1.0 the Company’s income from continuing operations before taxes per statements of income would have had to have been $246 million higher.